UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485 and 333-277594), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 10, 2024, the Board of PainReform Ltd. (the “Company”) appointed Mr. Eyal Broder as the Company’s Interim Chief Financial Officer until a replacement is appointed, replacing Dr. Ehud Geller, the current Executive Chairman of the Board, Interim Chief Executive Officer and Chief Financial Officer. Dr. Geller will continue to serve as the Executive Chairman of the Board and Interim Chief Executive Officer of the Company.

Prior to his appointment as our Interim Chief Financial Officer, Mr. Broder served as our Finance Director since February 2023. Previously, Mr. Broder served as Chief Financial Officer at several industry-leading companies, including Inomize, Tradenet Group, Elbit Imaging India and Koor Industries. Mr. Broder holds a BA in Accounting and Economics and an MBA in Business Management, both from Tel Aviv University.

There are no family relationships between Mr. Broder and any director or executive officer of the Company, and there is no understanding or arrangement between Mr. Broder and any other person pursuant to which he was appointed as the Interim Chief Financial Officer.

As previously disclosed, the Company had received a notice on May 28, 2024, from the Nasdaq Listing Qualifications (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on Nasdaq, since the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days. On December 4, 2024, Nasdaq notified the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rules for continued listing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2024	PAINREFORM LTD.

	By:	/s/ Dr. Ehud Geller
Dr. Ehud Geller Executive Chairman of the Board and Interim Chief Executive Officer